Exhibit 99.1

Enlivex Announces the Dosing of the First Patient in a Phase I Clinical Trial Evaluating Allocetra in Patients with Psoriatic Arthritis

Nes-Ziona, Israel, November 14, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced the completion of the dosing and initial follow-up period for the first patient in its Phase I clinical trial evaluating the safety, tolerability and potential therapeutic effect of Allocetra™ following injection into an affected joint in patients with psoriatic arthritis. No safety concerns were recorded following the dosing of the first patient.

The trial currently plans to recruit six patients who have insufficiently responded to conventional therapies for psoriatic arthritis. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and secondary endpoints will include assessments of change from baseline in pain and other parameters of disease activity for up to 12 months following administration of Allocetra™.

Dr. Oren Hershkovitz, CEO, commented, “Complementing our ongoing clinical trial in osteoarthritis, which is a low-grade chronic inflammatory joint disease, this new study provides an opportunity to assess Allocetra™ in a high-grade inflammatory joint disease such as psoriatic arthritis, which is another indication with poor treatment alternatives that we believe potentially presents a substantial market opportunity for Enlivex.”

ABOUT PSORIATIC ARTHRITIS1

Psoriatic arthritis (PsA) is a chronic inflammatory arthritis that typically occurs in individuals with psoriasis, a skin condition characterized by red, scaly patches. PsA can affect any joint in the body, leading to pain, stiffness, and swelling. It can also cause inflammation in other parts of the body, including the eyes, heart, and gastrointestinal tract. The global market for psoriatic arthritis (PsA) treatments, valued at approximately $10.8 billion in 2023, is estimated to grow substantially, with certain projections indicating the market will reach $20.5 billion by 2032, growing at a compound annual growth rate (CAGR) of 7.4% from 2024 to 2032. Other analysis anticipates the PsA treatment market will increase from $9.97 billion in 2023 to $24.87 billion by 2031, representing a CAGR of 12.1% from 2024 to 2031. The current landscape of PsA treatment is marked by significant challenges, including limited efficacy, side effects, high costs, long-term safety concerns, underdiagnosis, and issues with patient adherence. Addressing these challenges requires ongoing research and development of more effective, safer, and affordable treatments, along with efforts to improve diagnosis and patient education.

[1]	https://www.yalemedicine.org/conditions/psoriatic-arthritis https://www.reportsandinsights.com/report/psoriatic-arthritis-psa-treatment-market https://www.snsinsider.com/reports/psoriatic-arthritis-treatment-market-3223

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life debilitating conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding market opportunities for the results of current clinical studies and preclinical experiments and the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO

RedChip Companies Inc.

1-407-644-4256

ENLV@redchip.com